Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 f: 212.999.5899

March 3, 2021
VIA EDGAR AND HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3720
Attn:    Alexandra Barone
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:	KnowBe4, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 2, 2021 CIK 0001664998

Ladies and Gentlemen:
On behalf of our client, KnowBe4, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated February 16, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Draft Registration Statement on Form S-1 as filed by the Company on February 2, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Submission No. 3”). For the Staff’s reference, we have included both a clean copy of Submission No. 3 and a copy marked to show all changes from the version confidentially submitted on February 2, 2021.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 3.
Amended Form S-1 filed February 2, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance, page 58
1. We note your revised disclosure in response to prior comment 4 and the addition of a dollar-based gross retention rate metric. Please tell us and revise to disclose the dollar-based gross and net retention rates for each period presented, or further explain why you believe providing context for your ability to retain existing customers and increase revenue across your existing customer base, period over period, is not meaningful to investors. In this regard, it remains unclear how "routine renewals" and "steady
AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

U.S. Securities and Exchange Commission
March 3, 2021

retention rates" are evident by providing just a single point in time reference. Refer to SEC Release No. 33-10751.
In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Submission No. 3 to disclose the dollar-based gross retention rates for each period presented.
The Company respectfully advises the Staff that it does not operate a “land and expand” business model. Instead, the Company focuses on selling subscription services to an organizations’ entire end-user base upon initial contract. As a result, the Company believes the dollar-based gross retention metric provides the most meaningful measure of the Company’s customer retention and renewal trends. The Company has therefore revised the disclosure on page 60 of Submission No. 3 to remove the dollar-based net retention rates.
2. We note that you define ARR as the annualized value of all contractual subscription agreements as of the end of the period. Please tell us whether subscription fees allocated to downloadable content are included in your ARR calculations. If so, revise your disclosures to clarify how ARR is calculated and what is meant by "annualized value of all contractual subscription agreements." Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the downloadable content, if necessary. Lastly, tell us your historical renewal rates as well as the renewal rates for each period that you present ARR information.
The Company respectfully advises the Staff that the Company’s subscription fees allocated to downloadable content are included in its ARR calculations. The Company’s calculation of ARR represents an annualized view of active subscription agreements at the end of a given period; whereas GAAP revenue represents revenue for which the Company has fulfilled all performance obligations for the period. The Company further advises the Staff that the Company recognizes revenue at contract inception for the portion of the subscription fee allocated to the downloadable content performance obligation. The Company’s ARR metric does not adjust for the portion of the total subscription fee allocated to downloadable content, as the calculation annualizes the revenue amount for the total subscription fee over the life of the contract. The Company believes it is reasonable to annualize the value of its subscription agreements within the ARR calculation, including fees allocated downloadable content, as the content is sold as part of the subscription agreement not separately and, therefore, represents recurring revenue to the Company.
In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 63 of Submission No. 3 to clarify how the Company calculates ARR, including details regarding the timing of revenue recognition related to the downloadable content portion of its subscription fee revenue.
The Company respectfully advises the Staff that it believes the most appropriate measure of renewal rates for its business is the dollar-based gross retention metric discussed in the response to question 1 above. Further, the Company has provided a graphical depiction of ARR generated by customer cohort which it believes provides investors with additional context regarding the Company’s historical retention and renewal rates.
3. You state in your response to prior comment 5 that the company expects new customer acquisitions to drive the majority of your business growth in the near term. However, we note from your revised disclosures on page 63 that only 11.6% of the increase in revenue for fiscal 2019 was attributable new

U.S. Securities and Exchange Commission
March 3, 2021

customer contracts. Please tell us and revise to disclose the percentage increase in ARR attributable to new versus existing customers.
The Company respectfully advises the Staff that the majority of the Company’s revenue in a given period is related to the recognition of revenue from contracts entered into in prior periods. This is a result of the Company’s business model whereby SaaS subscription services are provided and are primarily recognized ratably over the term of the related contract. In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 68 of Submission No. 3.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13
4. We note from your response to prior comment 11 the company believes that providing access to downloadable content represents a service. Please further explain how you determined that a license to downloadable content (i.e. SCORM files) for which revenue is recognized at a point in time is not a product. Alternatively, revise to separately disclose such product revenue and related cost of revenue on the face of your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.
The Company respectfully advises the Staff that it has considered the guidance found in Rule 5-03(b)(1) of Regulation S-X and believes that the nature of the income generated from the sale of its subscription services represents revenues from services. Specifically, the Company considered the subcaptions of revenue identified within Rule 5-03(b) of Regulation S-X and evaluated those categories in the context of each of the performance obligations identified within the Company’s subscription contracts, including providing access to downloadable content. When considering these categories, the Company determined that it does not generate income from the operations of a public utility and does not earn income from rentals. Also, the Company does not generate a material amount of revenues from other sources (e.g., not more than ten percent of the sum of items) and these revenues are therefore combined with revenue from services.
The Company further considered the sale of its subscription services in relation to the remaining two subcaptions – net sales of tangible products and revenues from services – and determined that the sale of subscription services to access a cloud-based platform, including the allocation of that revenue to the downloadable content performance obligation, represents revenue from services. The Company reached this conclusion by considering that the Company’s business model is to provide subscription services to its security awareness and simulated phishing platform and the training content available on the platform is not marketed or sold separately from the overall platform. This represents a singular earnings process for the Company where income is derived from the same underlying activities and costs to produce the revenue are not separable. The Company does not believe that the manner in which its customers access the training content (e.g., within its cloud-based platform or through a download) should determine whether the access to download its content represents a tangible product or a service.
Additionally, although a subscription to the Company’s platform does explicitly include the customer’s ability to access and download training content, this access is only available throughout the duration of the contract and customers are contractually obligated to remove any downloaded content from their systems upon termination of the contract. As such, the Company does not believe that providing access to content for the duration of a subscription contract represents the sale of a tangible product. Further, the Company provides investors with disaggregation of revenue disclosure in

U.S. Securities and Exchange Commission
March 3, 2021

accordance with ASC 606-50-5 within the footnotes to the financial statements, which includes disaggregation based on the timing of revenue recognition.
Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page F-13 of Submission No. 3 to more clearly describe the interrelation of the performance obligation related to downloadable content with the overall subscription services.
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If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (212) 999-5800 or mbaier@wsgr.com.

/s/ Megan J. Baier
Megan J. Baier
Wilson Sonsini Goodrich & Rosati, P.C.

cc:
Sjoerd Sjouwerman, KnowBe4, Inc.
Shrikrishna Venkataraman, KnowBe4, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Ali Perry, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Bettencourt, Goodwin Procter LLP
Joseph Theis, Jr., Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP